UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56884/December 3, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12882

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In the Matter of   :
                                                                          :   ORDER MAKING FINDINGS
AMERICAN VENTURE GROUP, INC.,   :   AND REVOKING REGISTRATIONS
AVOCET VENTURES, INC.,   :   BY DEFAULT AS TO THREE
BULL RUN, INC.,   :   RESPONDENTS
CALCOMP TECHNOLOGY, INC., and   :
ESSCO USA, INC.   :

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         The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 29, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The proceeding has ended with settlements as to Respondents Calcomp Technology, Inc. and Bull Run, Inc.[1] All Respondents were served with the OIP by October 31, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). To date, none of the other Respondents has filed an Answer. On November 15, 2007, the Division of Enforcement (Division) filed a Motion for Default against Respondents American Venture Group, Inc. (American Venture), Avocet Ventures, Inc. (Avocet), and Essco USA, Inc. (Essco). As relief, the Division requested that the registrations of these Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked. A telephonic prehearing conference was held on November 29, 2007, at which Respondents did not appear.

         American Venture, Avocet, and Essco, are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to the Division's motion for default within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to American Venture, Avocet, and Essco.

         American Venture (CIK 1081925) is a void Delaware corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). American Venture is delinquent in its periodic filings with the

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[1]See American Venture Group, Inc., Exchange Act Release No. 56839 (Nov. 27, 2007) and American Venture Group, Inc., Exchange Act Release No. 56830 (Nov. 21, 2007), respectively.

Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 27, 1999, which reported total assets of $500.

Avocet (CIK 1097461) is a revoked Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Avocet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 28, 1999, which reported no operations, no revenue, and net losses of $2,704.

Essco (CIK 1053883) is a forfeited Delaware corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Essco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on February 2, 1998.

American Venture, Avocet, and Essco are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities, registered pursuant to Section 12 of the Exchange Act, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, American Venture, Avocet, and Essco failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of American Venture, Avocet, and Essco.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Venture Group, Inc., Avocet Ventures, Inc., and Essco USA, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge